EXHIBIT 99.1

Aptose Biosciences to Present at Canaccord Genuity 38th Annual Growth Conference

SAN DIEGO and TORONTO, Aug. 02, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ: APTO, TSX: APS), a clinical-stage company developing highly differentiated therapeutics targeting the underlying mechanisms of cancer, today announced that William G. Rice, Chairman, Ph.D., President and Chief Executive Officer, and Gregory K. Chow, Senior Vice President and Chief Financial Officer, will participate at the Canaccord Genuity 38th Annual Growth Conference being held from Wednesday, August 8th to Thursday, August 9th, 2018, at the Intercontinental Hotel, Boston, MA.

Dr. Rice will provide a corporate overview of the Company’s recent activities and strategic direction.

Time:	12:30 p.m. ET
Date:	Thursday, August 9, 2018
Location:	Intercontinental Hotel, Boston, MA

A live webcast of the Aptose presentation will be accessible by visiting:

http://wsw.com/webcast/canaccord30/apto/

The webcast will be archived shortly after the live event and will be available for 90 days through the Aptose website at www.aptose.com

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology, with an initial focus on hematology. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. APTO-253, the only clinical stage agent that directly targets the MYC oncogene and inhibits its expression, is in a Phase 1b clinical trial for the treatment of patients with relapsed or refractory acute myeloid leukemia (AML) or high risk MDS. CG-806 is an oral, first-in-class pan-FLT3/pan-BTK multi-cluster kinase inhibitor expected to reach IND submission by the end of 2018 and is planned for development to treat AML and certain B cell malignancies. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9828
gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood Managing Director 646-597-6983 mwood@lifesciadvisors.com